THORIUM POWER, LTD.
1600 Tysons Boulevard, Suite 550
McLean, VA 22102
571.730.1200

October 14, 2008

H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Thorium Power, Ltd. Preliminary Proxy Statement on Statement 14A Commission File No. 0-28543

Dear Mr. Schwall:

On behalf of Thorium Power, Ltd. (“Thorium Power” or the “Company”), we hereby submit Thorium Power’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 29, 2008, providing the Staff’s comments with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on September 10, 2008.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Preliminary Proxy Statement on Schedule 14A filed September 10, 2008

General

1.
Please provide the information required by Instruction 2 to Item 407 of Regulation S-K with respect to the charters of your audit committee, compensation committee, and corporate governance and nominating committee.

Thorium Power Response: We have provided the addresses to our website where shareholders may view copies of the charters for each of the committees of our board of directors as required by Instruction 2 to Item 407 of Regulation S-K.

Voting Your Proxy, page 1

2.
We note your disclosure that in uncontested elections, directors are elected by majority of the votes cast at the meeting. However, Section 2.11 of your amended and restated bylaws provides that in the election of directors, a plurality of the votes cast shall elect. Please advise or revise.

Thorium Power Response: We have revised the Proxy Statement to conform to the requirements of our bylaws.

Proposal 3 -- Approval and Ratification of an Amendment of the Articles of Incorporation to Authorize the Board the Discretion to Effect a Reverse Stock Split..., page 20

3.
We note your disclosure that your board of directors will have the authority to effect a reverse stock split of up to 1-for-50. Please disclose the specific factors that your board of directors will consider when determining the size of the ratio.

Thorium Power Response: We have revised the disclosure in the Proxy Statement to state that in determining the precise ratio of a stock split, our board of directors will consider the price per share of our common stock as traded on the Over-the-Counter Bulletin Board as well as the current number of outstanding shares of our common stock.

4.
The reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please discuss them in necessary detail. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Thorium Power Response: We have revised the disclosure in the Proxy Statement to state that, at this time, we do not have any current plans, proposals or arrangements, written or otherwise, to issue additional shares of our common stock.

5.
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the reverse stock split. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Thorium Power Response: We have revised the disclosure in the Proxy Statement to provide additional information regarding anti-takeover effects of both a reverse stock split and certain provisions of our governing documents.

Effect of Reverse Stock Split, page 20

6.
In the table at page 20, please clarify the number of shares that will be (i) authorized and reserved for issuance, or (ii) authorized but unreserved and available for issuance after the reverse stock split. Please also discuss the dilutive effect of the reverse stock split on your current shareholders.

Thorium Power Response: We have revised the Proxy Statement to reflect the number of shares reserved and unreserved for issuance following a reverse stock split. We have also revised the Proxy Statement to discuss the dilutive effect of a reverse stock split on our current shareholders.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 703.918.4918 or Louis A. Bevilacqua, Esq. of Thelen LLP, our outside special securities counsel, at (202) 508-4281.

Sincerely,

Thorium Power, Ltd.

By:	/s/ Seth Grae

Seth Grae Chief Executive Officer